SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on September 30, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the three-month period ended September 30, 2004

in comparative format

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period

ended September 30, 2004

compared with the previous year

Fiscal year No.115 beginning July 1, 2004

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889
Of last amendment:	October 21, 1999
Registration number with the Superintendence of Corporations:	511
Duration of the Company:	Until August 28, 2087
Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima
Legal Address:	Bolívar 108-1° floor - Autonomous City of Buenos Aires
Main activity:	Real estate investment
Percentaje of votes of the parent Company on the equity:	56.7964%

CAPITAL COMPOSITION (Note 4 of unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	778,983,793	77,898,379	77,898,379

Saúl Zang
Vicepresident acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30, 2004 and June 30, 2004

	30.09.04 (Notes 1 and 3) Ps.	30.06.04 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	30,054,062	43,925,295
Investments (Note 4.b)	18,229,073	31,348,394
Accounts receivable, net (Note 4.d)	38,447,293	26,978,691
Other receivables and prepaid expenses (Note 4.e)	22,973,166	23,842,543
Inventory (Note 4.f)	731,652	780,323

Total Current Assets	110,435,246	126,875,246

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	2,849,674	2,749,405
Other receivables and prepaid expenses, net (Note 4.e)	34,557,923	33,532,517
Inventory, net (Note 4.f)	43,401,521	43,401,281
Fixed assets, net (Note 4.g)	894,370,157	895,140,242
Investments, net (Note 4.c)	24,708,830	20,608,826
Intangible assets, net (Note 4.h)	2,585,709	1,918,529

Subtotal Non-Current Assets	1,002,473,814	997,350,800

Goodwill, net (Note 4.i)	20,496,768	21,703,468

Total Non Current Assets	1,022,970,582	1,019,054,268

Total Assets	1,133,405,828	1,145,929,514

	30.09.04 (Notes 1 and 3) Ps.	30.06.04 (Notes 1 and 3) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	31,411,119	31,824,357
Short-term debt (Note 4.k)	72,587,933	95,587,742
Salaries and social security payable (Note 4.l)	3,504,078	5,743,776
Taxes payable (Note 4.m)	9,165,195	7,179,150
Customer advances (Note 4.n)	22,083,002	19,332,276
Related parties (Note 5)	9,243,533	8,432,719
Dividends payable	278	337,678
Other liabilities (Note 4.o)	5,599,024	5,638,796

Total Current Liabilities	153,594,162	174,076,494

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	2,660,105	2,864,961
Long-term debt (Note 4.k)	140,977,887	145,064,875
Taxes payable (Note 4.m)	6,038,079	3,917,747
Customer advances (Note 4.n)	29,948,316	27,546,293
Other liabilities (Note 4.o)	648,635	701,691

Total debts	180,273,022	180,095,567

Provisions (Note 4.p)	5,770,217	5,995,698

Total Non-Current Liabilities	186,043,239	186,091,265

Total Liabilities	339,637,401	360,167,759

Minority interest	15,800,200	15,388,057
SHAREHOLDERS´ EQUITY	777,968,227	770,373,698

Total Liabilities and Shareholders´ Equity	1,133,405,828	1,145,929,514

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vicepresident acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 (Notes 1 and 3) Ps.	30.09.03 (Notes 1 and 3) Ps.
Sales:
Leases and services	34,147,203	24,942,549
Credit card operations	11,199,907	6,209,495
Other	10,620	—

Total sales	45,357,730	31,152,044

Costs:
Leases and services	(14,348,216)	(14,499,495)
Credit card operations	(4,453,960)	(2,396,827)
Other	(15,566)	—

Total costs	(18,817,742)	(16,896,322)

Gross profit (loss):
Leases and services	19,798,987	10,443,054
Credit card operations	6,745,947	3,812,668
Other	(4,946)	—

Total gross profit	26,539,988	14,255,722

Selling expenses	(4,348,265)	(1,779,867)
Administrative expenses	(4,978,542)	(4,067,934)
Net income (loss) in credit card trust	609,495	(336,067)

	(8,717,312)	(6,183,868)

Operating income	17,822,676	8,071,854

Net loss in equity investments	(239,014)	(181,179)

Amortization of goodwill	(1,206,699)	(1,206,831)

Financial results generated by assets:
Interest income	1,460,723	1,255,252
Interest income from related parties (Note 5)	—	7,790

Subtotal	1,460,723	1,263,042

Financial results generated by liabilities:
Results from derivative instruments	1,072,569	4,614,259
Interest expense	(6,816,644)	(7,512,181)
Loss on early redemption of debt	(213,228)	—
Exchange differences, net	(1,111,532)	(5,244,553)
Interest with related parties (Note 5)	(266,135)	(219,944)

Subtotal	(7,334,970)	(8,362,419)

Financial results, net	(5,874,247)	(7,099,377)

Other (expense) income, net (Note 4.q.)	(380,733)	1,677,794

Income before taxes and minority interest	10,121,983	1,262,261

Income tax	(7,245,465)	(5,197,192)
Minority interest	(412,143)	54,461

Net income (loss)	2,464,375	(3,880,470)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vicepresident acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 (Notes 1 and 3) Ps.	30.09.03 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	68,296,467	28,287,319

Cash and cash equivalents as of the end of the period	45,407,384	43,651,177

Net (decrease) increase in cash and cash equivalents	(22,889,083)	15,363,858

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	2,464,375	(3,880,470)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
• Financial results	868,690	1,854,161
• Depreciation of fixed assets	13,218,519	13,827,674
• Amortization of deferred financing costs	596,256	468,438
• Amortization of impairment of fixed assets	(49,683)	(405,681)
• Amortization of impairment of intangible assets	(822)	(22,458)
• Amortization of intangible assets	29,146	549,429
• Amortization of goodwill	1,206,699	1,206,831
• Provision for contingencies	91,219	21,041
• Recovery of allowance for doubtful accounts	(568,908)	(1,595,985)
• Net (gain) loss in credit card trust	(157,487)	155,233
• Loss on early redemption of debt	213,228	—
• Net loss in equity investments	239,014	181,179
• Minority interest	412,143	(54,461)
• Tax on personal assets of shareholders	963,388	—
• Income tax	7,245,465	5,197,192
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• (Increase) decrease in accounts receivable	(6,022,422)	4,549,225
• Increase in other receivables and prepaid expenses	(4,451,375)	(3,031,456)
• Increase in intangible assets	(695,503)	(117,143)
• Decrease in investments	—	1,307,299
• Decrease in inventory	48,671	12,967
• Decrease in trade accounts payable	(618,094)	(1,110,350)
• Increase in customer advances	5,152,749	785,587
• Increase in taxes payable	538,707	915,782
• Decrease in salaries and social security payable	(2,239,698)	(1,549,532)
• Decrease in provision for contingencies	(131,276)	(15,720)
• Decrease in other liabilities	(430,228)	(167,252)
• Increase (decrease) in due to related parties	544,679	(237,578)
• Decrease in accrued interest	(1,726,592)	(1,468,721)

Net cash provided by operating activities	16,740,860	17,375,231

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(12,398,751)	(893,753)
• Contributions for the setting up of companies	(125,000)	—
• Acquisition of inventory	(240)	(1,237)
• Decrease in investments	263,169	—
• Advance payment for the purchase of shares	(5,195,768)	—

Net cash used in investing activities	(17,456,590)	(894,990)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(22,173,353)	(1,116,383)

Net cash used in financing activities	(22,173,353)	(1,116,383)

Net (decrease) increase in cash and cash equivalents	(22,889,083)	15,363,858

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vicepresident acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 Ps.	30.09.03 Ps.
Additional information
Cash paid during the period for:
– Interest	8,192,471	8,027,322
– Income tax	219,253	147,953
Non-cash activities:
– Liquidation of interest in credit card receivables	1,221,746	1,321,843
– Conversion of unsecured convertible Notes into ordinary shares	5,130,154	103,432
– Issuance of credit card receivables	3,755,795	3,503,984

Saúl Zang
Vicepresident acting as president

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods ended September 30, 2004 and 2003

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at September 30, 2004 and June 30, 2004 and the statements of income and cash flows for the three-month periods ended September 30, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The financial statements for the three-month periods ended September 30, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The result for the period ended September 30, 2004 does not necessarily reflect proportionality the Company’s results for the complete fiscal year.

The unaudited consolidated financial statements have been prepared in argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through to September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of
Company	30.09.04	30.09.03
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Research and Development S.A. (formerly Alto Invest S.A.)	100	100
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A.. Note 2 to the unaudited financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds were valued at net realizable value in force at period-end.

b.2.	Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method, and the contribution corresponding to the setting up of Metroshop S.A..

It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A..

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	30.09.04 Ps.	30.06.04 Ps.
Cash in local currency	597,714	636,754
Cash in foreign currency	2,038,718	1,870,807
Banks in local currency	5,757,767	10,489,099
Banks in foreign currency	17,768,637	29,579,918
Saving accounts	3,891,226	1,348,717

	30,054,062	43,925,295

b) Investments:

	30.09.04 Ps.	30.06.04 Ps.
Current
Mutual funds	15,353,322	24,371,172
Retained interests in transferred credit card receivables (i)	2,838,626	6,676,928
Government bonds (i)	37,125	300,294

	18,229,073	31,348,394

(i) Not considered as cash equivalent for purpose of the unaudited consolidated statements of cash flows.

c) Investments, net:

	30.09.04 Ps.	30.06.04 Ps.
Non-current
Retained interests in transferred credit card receivables	10,318,929	12,000,681
Metroshop S.A.	125,000	—
Pérez Cuesta S.A.C.I.	5,679,537	5,763,106
Advance payment for the purchase of shares of Pérez Cuesta S.A.C.I. (i)	5,195,768	—
E-Commerce Latina S.A.	1,279,596	1,435,039
Trust debt securities	2,110,000	1,410,000

	24,708,830	20,608,826

(i)	See Note 14 to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	30.09.04 Ps.	30.06.04 Ps.
Current
Leases and services and credit card receivables	32,262,870	22,840,587
Debtors under legal proceedings	21,769,540	23,068,116
Checks to be deposited	13,532,974	9,809,994
Pass-through expenses receivable	4,692,042	4,498,199
Notes receivable	737,973	457,286
Mortgage receivable	334,639	206,092
Credit card receivables	28,193	159,978
Less:
Allowance for doubtful accounts	(34,910,938)	(34,061,561)

Total	38,447,293	26,978,691

Non-current
Credit card receivables	1,957,106	1,833,753
Mortgage receivable	965,240	960,616
Less:
Allowance for doubtful accounts	(72,672)	(44,964)

Total	2,849,674	2,749,405

	41,296,967	29,728,096

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	30.09.04 Ps.	30.06.04 Ps.
Current
Interest rate swap receivable	14,103,624	13,572,363
Income tax, net	1,721,067	1,832,712
Prepaid services	845,474	1,620,580
Prepaid expenses	1,351,794	1,366,016
Shareholders receivable (Note 5)	—	963,388
Accounts receivable credit card trust	335,352	869,635
Asset tax	402,001	581,442
Related parties (Note 5)	393,015	546,825
Guarantee deposits	1,264,276	449,699
Value Added Tax (“VAT”) receivable	326,434	—
Other tax credits	453,016	398,955
Prepaid gross sales tax	441,232	377,699
Interest receivable for swap guarantees of interest rates	378,011	243,367
Prepaid property tax	74,730	150,139
Dividends receivable (Note 5)	75,000	75,000
Other	808,140	794,723

Total	22,973,166	23,842,543

Non-Current
Asset tax	30,449,933	32,161,130
Mortgage receivable	2,208,275	2,208,275
Value Added Tax (“VAT”) receivable	228,011	550,793
Prepaid gross sales tax	532,375	438,131
Accounts receivable credit card trust	2,977,255	—
Other	370,349	382,463
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	34,557,923	33,532,517

	57,531,089	57,375,060

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	30.09.04 Ps.	30.06.04 Ps.
Current
Torres de Abasto	539,587	555,153
Resale merchandise	138,107	138,107
Other	53,958	87,063

Total	731,652	780,323

Non-Current
Alcorta Plaza	17,545,240	17,545,000
Torres Rosario	15,414,281	15,414,281
Air space Supermercado Coto – Agüero 616	10,442,000	10,442,000

Total	43,401,521	43,401,281

	44,133,173	44,181,604

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	30.09.04 Ps.	30.06.04 Ps.
Properties:
Shopping Centers:
– Abasto	201,365,954	203,272,793
– Alto Palermo	224,522,879	229,117,302
– Alto Avellaneda	105,155,871	107,333,347
– Paseo Alcorta	68,122,449	69,003,018
– Patio Bullrich	119,813,839	121,070,913
– Alto NOA	29,181,413	29,588,587
– Buenos Aires Design	22,765,099	23,380,572
– Neuquén	8,138,294	8,138,294
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	25,686,165	25,686,165
Other properties	11,052,490	11,074,089
Leasehold improvements	1,053,280	1,117,959
Facilities	1,405,342	1,429,234
Furniture and fixture	1,910,748	1,806,852
Vehicles	119,894	—
Computer equipment	2,346,076	2,213,910
Software	678,167	759,903
Work in progress:
– Caballito	20,895,772	20,895,772
– Rosario	32,151,434	21,048,630
– Neuquén	1,844,421	1,844,421
– Patio Bullrich	259,072	607,471
– Suppliers advances-Rosario	7,079,825	6,929,337

Total	894,370,157	895,140,242

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	30.09.04 Ps.	30.06.04 Ps.
Pre-operating expenses	2,354,311	1,661,449
Trademarks	231,398	252,498
Expenses related to securitization of receivables	—	4,582

Total	2,585,709	1,918,529

i)	Goodwill, net:

	30.09.04 Ps.	30.06.04 Ps.
- Fibesa S.A.	12,199,787	12,730,214
- Alto Palermo S.A.	7,388,529	8,004,240
- Tarshop S.A.	908,452	969,014

Total	20,496,768	21,703,468

j)	Trade accounts payable:

	30.09.04 Ps.	30.06.04 Ps.
Current
Suppliers	27,193,696	26,949,435
Accruals	3,196,469	3,866,561
Imports payable	1,020,954	1,008,361

Total	31,411,119	31,824,357

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	30.09.04 Ps.	30.06.04 Ps.
Non-current
Imports payable	2,660,105	2,864,961

Total	2,660,105	2,864,961

	34,071,224	34,689,318

k)	Short-term and long-term debt:

	30.09.04 Ps.	30.06.04 Ps.
Current
- Banks
Industrial de Azul Bank loan	1,000,000	1,000,000
Accrued interest	7,397	7,397

Subtotal	1,007,397	1,007,397

- Financial
Notes	48,400,000	49,621,000
Senior Notes	5,700,002	26,220,250
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,372,760	8,676,456
Deferred financing costs	(638,668)	(1,276,417)
Other loans	5,531,945	5,516,100
Seller financing – Shopping Neuquén S.A.	5,195,746	5,115,175
Accrued interest for Seller financing – Shopping Neuquén S.A.	690,462	665,990
Mortgage loans	41,791	41,791
Other	286,498	—

Subtotal	71,580,536	94,580,345

Total	72,587,933	95,587,742

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	30.09.04 Ps.	30.06.04 Ps.
Non current
- Financial
Unsecured convertible Notes (Note 5)	141,089,988	145,135,483
Deferred financing costs	(112,101)	(70,608)

Subtotal	140,977,887	145,064,875

Total	140,977,887	145,064,875

	213,565,820	240,652,617

l)	Salaries and social security payable:

	30.09.04 Ps.	30.06.04 Ps.
Provision for vacation and bonuses	1,916,396	3,344,538
Social security payable	911,378	946,417
Salaries payable	542,876	778,445
Other	133,428	674,376

	3,504,078	5,743,776

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	30.09.04 Ps.	30.06.04 Ps.
Current
Asset tax payable, net	1,802,652	2,350,850
VAT payable, net	2,765,601	1,793,323
Other tax withholdings	1,563,738	1,016,696
Income tax, net	1,758,155	998,313
Gross sales tax provision	836,945	647,299
Gross sales tax withholdings	198,789	220,037
Tax amnesty plan for gross sales tax payable	142,041	138,892
Other taxes	92,646	13,740
Property tax provision	4,628	—

Total	9,165,195	7,179,150

Non current
Tax amnesty plan for gross sales tax payable	1,946,282	1,982,996
Deferred income tax	4,091,797	1,934,751

Total	6,038,079	3,917,747

	15,203,274	11,096,897

n)	Customer advances:

	30.09.04 Ps.	30.06.04 Ps.
Current
Admission rights	13,357,925	11,495,390
Lease advances	8,677,275	7,789,084
Guarantee deposits	47,802	47,802

Total	22,083,002	19,332,276

Non-current
Admission rights	20,175,239	17,443,691
Lease advances	9,719,113	10,046,226
Guarantee deposits	53,964	56,376

Total	29,948,316	27,546,293

	52,031,318	46,878,569

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

o)	Other liabilities:

	30.09.04 Ps.	30.06.04 Ps.
Current
Accrual for directors fees, net (Note 5)	2,551,420	2,537,479
Donations payable	2,410,000	2,460,000
Contributed leasehold improvements	212,220	212,220
Withholdings and guarantee deposits	38,036	—
Other	387,348	429,097

Total	5,599,024	5,638,796

Non-current
Contributed leasehold improvements	636,635	689,691
Directors´ guarantee deposits	12,000	12,000

Total	648,635	701,691

	6,247,659	6,340,487

p)	Provisions:

	30.09.04 Ps.	30.06.04 Ps.
Provision for contingencies	5,770,217	5,995,698

	5,770,217	5,995,698

q)	Other (expense) income, net:

	30.09.04 Ps.	30.09.03 Ps.
Recovery of allowance for doubtful accounts	568,908	1,595,985
Tax on personal assets of shareholders	(963,388)	—
Provision for contingencies, net	(91,219)	(21,041)
Donations	(2,728)	—
Other	108,069	102,850

Total	(380,358)	1,677,794

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial atatements (Continued)

NOTE 5 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the three-month period ended		Balance receivable (payable) as of
			30.09.2004 Ps.	30.09.2003 Ps.	30.09.2004 Ps.	30.06.2004 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	28,896	104,121
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest with related parties	(176,691)	(168,934)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(5,026,592)	(5,393,996)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—		(1,769,622)	(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—		(88,481,082)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(2,951,551)	(5,650,501)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services -Salaries and bonuses	(21,663)	(17,605)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(21,570)	(14,505)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	7,790	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(166,760)	(160,793)
León Halac	Shareholder of Tarshop S.A. (minority interest in APSA)	Current payable with related parties	—	—	(1,160,670)	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	4,898	4,898
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt	—	—	(182,524)	(409,370)
Goldman Sachs and Co.	Shareholder	Long-term debt	—	—	(9,126,182)	(9,055,769)
Goldman Sachs and Co.	Shareholder	Interest and exchange differences	(304,431)	(582,808)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,513,514)	(2,424,070)
Parque Arauco S.A.	Shareholder	Short-term debt	—		(862,556)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—		(43,127,814)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(1,438,657)	(2,754,191)	—	—
Parque Arauco S.A.	Shareholder	Interest with related parties	(89,444)	(51,010)	—	—
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	17,171	16,986
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	94,735	59,250
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(87,839)	(175,721)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	44,796	175,133
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(35,280)	(87,359)
Llao-Llao S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao-Llao S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,000)	(6,000)
Red alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,210
Nuevas Fronteras S..A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,020)	(4,239)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(208,286)	(159,524)
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	177,727	160,435
Directors	Directors	Short-term debt	—		(4,966)	(11,138)
Directors	Directors	Long-term debt	—		(248,305)	(246,390)
Directors	Directors	Interest and exchange differences	(8,283)	(15,857)	—	—
Directors	Directors	Directors fees	(190,736)	(208,704)	—	—
Directors and management	Directors and management	Other current liabilities	—	—	(2,551,420)	(2,537,479)
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Directors and management	Directors and management	Current payable with related parties	—	—	(8,490)	—
Shareholders	Shareholders	Other (expense) income, net	(963,388)	—	—	—
Shareholders	Shareholders	Other current liabilities	—	—	(20,662)	—
Shareholders	Shareholders	Other current receivables and prepaid expenses	—	—	—	963,388

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 30.09.04 Ps.	Total as of 30.09.03 Ps.
Sales	34,194,815	11,199,907	36,164	45,430,886	(73,156)	45,357,730	31,152,044
Costs	(14,348,161)	(4,852,966)	(15,621)	(19,216,748)	399,006	(18,817,742)	(16,896,322)

Total gross profit as of 30.09.04	19,846,654	6,346,941	20,543	26,214,138	325,850	26,539,988	—

Total gross profit as of 30.09.03	10,496,688	3,343,026	19,022	13,858,736	396,986	—	14,255,722

Selling expenses	(1,657,676)	(2,590,592)	(99,997)	(4,348,265)	—	(4,348,265)	(1,779,867)
Administrative expenses	(2,276,060)	(2,697,001)	(5,481)	(4,978,542)	—	(4,978,542)	(4,067,934)
Net income (loss) in credit card trust	—	609,495	—	609,495	—	609,495	(336,067)

Operating income (expense) 30.09.04	15,912,918	1,668,843	(84,935)	17,496,826	325,850	17,822,676	—

Operating income 30.09.03	7,199,725	469,387	5,756	7,674,868	396,986	—	8,071,854

Net loss in equity investments	(83,571)	—	(155,443)	(239,014)	—	(239,014)	(181,179)
Amortization of goodwill	(1,206,699)	—	—	(1,206,699)	—	(1,206,699)	(1,206,831)
Financial results, net	(5,692,831)	99,902	44,532	(5,548,397)	(325,850)	(5,874,247)	(7,099,377)
Other (expense) income, net	(556,047)	147,136	28,553	(380,358)	—	(380,358)	1,677,794

Income (loss) before taxes and minority interest 30.09.04	8,373,770	1,915,881	(167,293)	10,122,358	—	10,122,358	—

Income (loss) before taxes and minority interest 30.09.03	1,092,299	316,207	(146,245)	1,262,261	—	—	1,262,261

Income tax	(6,641,632)	(633,943)	30,110	(7,245,465)	—	(7,245,465)	(5,197,192)
Minority interest	(156,130)	(256,388)	—	(412,518)	—	(412,518)	54,461

Net income (loss) 30.09.04	1,576,008	1,025,550	(137,183)	2,464,375	—	2,464,375	—

Net loss 30.09.03	(3,434,474)	(297,394)	(148,602)	(3,880,470)	—	—	(3,880,470)

Depreciation and amortization 30.09.04 – 3 months	14,117,038	286,821	—	14,403,859	—	14,403,859	—

Depreciation and amortization 30.06.04 – 12 months	55,950,466	2,245,179	57,029	58,252,674	—	—	58,252,674

Additions of fixed assets 30.09.04 – 3 months	12,149,748	249,003	—	12,398,751	—	12,398,751	—

Additions of fixed assets 30.06.04 – 12 months	19,335,091	1,062,035	—	20,397,126	—	—	20,397,126

Non-current investments as of 30.09.04	11,000,305	12,428,929	1,279,596	24,708,830	—	24,708,830	—

Non-current investments as of 30.06.04	5,763,106	13,410,681	1,435,039	20,608,826	—	—	20,608,826

Operating assets as of 30.09.04	862,007,109	20,701,569	46,852,579	929,561,257	—	929,561,257	—

Operating assets as of 30.06.04	860,199,739	14,427,482	46,833,910	921,461,131	—	—	921,461,131

Non operating assets as of 30.09.04	179,542,552	22,822,670	1,479,349	203,844,571	—	203,844,571	—

Non operating assets as of 30.06.04	196,610,699	26,207,486	1,650,198	224,468,383	—	—	224,468,383

Total assets as of 30.09.04	1,041,549,661	43,524,239	48,331,928	1,133,405,828	—	1,133,405,828	—

Total assets as of 30.06.04	1,056,810,438	40,634,968	48,484,108	1,145,929,514	—	—	1,145,929,514

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises information services and corporate training, Sales and development of properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop S.A..

•	Others

•	Income from Alto Research and Development S.A. (formerly Alto Invest S.A.) that is engaged in the creation, updating and exploitation of information services and corporate, commercial and economic training services.

•	E-commerce activities: this segment includes the results of E-commerce Latina S.A., a company obtaining revenue from sales of on-line products which are allocated in the line “Net loss in equity investments” in the Statements of income.

•	Sales and development of properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7: RESTRICTED ASSETS

a)	At September 30, 2004, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 108.3 million of its customer credit card receivable balances (historical values) to Trusts. Under the securitization programs, the Trusts issued Ps. 16.1 million nominal value (historical values) subordinated CPs, Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest, Ps. 11 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million (historical values) 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina, except for Ps. 1.4 million, which were acquired by Tarshop S.A.. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the three-month period

ended as of September 30, 2004

in comparative format

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30, 2004 and June 30, 2004

	30.09.04 (Notes 1 and 2) Ps.	30.06.04 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	12,315,064	24,234,399
Investments (Schedules D and I)	2,097,377	9,659,185
Accounts receivable, net (Note 3.b and Schedule I)	13,687,982	10,476,969
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	31,462,203	32,904,323
Inventory (Note 3.d and Schedule F)	654,945	703,616

Total Current Assets	60,217,571	77,978,492

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	965,240	960,616
Other receivables and prepaid expenses, net (Note 3.c and Schedules I)	22,287,160	24,400,525
Inventory, net (Note 3.d and Schedule F)	44,424,526	44,424,286
Fixed assets, net (Schedule A)	634,778,606	630,364,646
Investments, net (Schedule C)	303,650,890	296,386,995
Intangible assets, net (Schedule B)	1,490,772	806,810

Total Non-Current Assets	1,007,597,194	997,343,878

Total Assets	1,067,814,765	1,075,322,370

	30.09.04 (Notes 1 and 2) Ps.	30.06.04 (Notes 1 and 2) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	9,642,372	10,016,270
Short-term debt (Note 3.f and Schedules G and I)	60,202,024	73,159,184
Salaries and social security payable (Note 3.g and Schedule I)	2,024,546	3,020,093
Taxes payable (Note 3.h and Schedule I)	3,682,905	3,600,412
Customer advances (Note 3.i and Schedule I)	15,940,105	13,282,565
Related parties (Note 5 and Schedule I)	8,803,555	9,994,647
Other liabilities (Note 3.j and Schedule I)	3,998,858	4,051,657

Total Current Liabilities	104,294,365	117,124,828

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	2,660,105	2,864,961
Long-term debt (Note 3.f and Schedules G and I)	140,977,887	145,064,875
Taxes payable (Note 3.h and Schedule I)	9,582,193	9,299,994
Customer advances (Note 3.i and Schedule I)	25,942,636	23,896,625
Other liabilities (Note 3.j and Schedule I)	648,635	701,691

Total debts	179,811,456	181,828,146

Provisions (Note 3.k and Schedule E)	5,740,717	5,995,698

Total Non-Current Liabilities	185,552,173	187,823,844

Total Liabilities	289,846,538	304,948,672

SHAREHOLDERS’ EQUITY	777,968,227	770,373,698

Total Liabilities and Shareholders’ Equity	1,067,814,765	1,075,322,370

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Vicepresident
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 (Notes 1 and 2) Ps.	30.09.03 (Notes 1 and 2) Ps.
Sales:
Leases and services	21,287,363	16,392,088
Other	10,620	—

Total sales	21,297,983	16,392,088

Costs:
Leases and services (Schedule H)	(8,616,086)	(8,491,313)
Other (Schedule F)	(15,566)	—

Total Total costs	(8,631,652)	(8,491,313)

Gross profit (loss):
Leases and services	12,671,277	7,900,775
Other	(4,946)	—

Total gross profit	12,666,331	7,900,775

Selling expenses (Schedule H)	(797,751)	(630,641)
Administrative expenses (Schedule H)	(1,704,791)	(1,485,166)

	(2,502,542)	(2,115,807)

Operating income	10,163,789	5,784,968

Net income (loss) in equity investments (Note 6)	2,033,126	(1,883,559)

Financial results generated by assets:
Interest income from related parties (Note 5)	329,768	404,776
Interest income	1,019,665	947,826

Subtotal	1,349,433	1,352,602

Financial results generated by liabilities:
Exchange differences, net	(1,126,019)	(5,684,740)
Results from derivative instruments	1,072,569	4,614,259
Interest with related parties (Note 5)	(266,857)	(310,526)
Loss on early redemption of debt	(87,137)	—
Interest expense	(6,171,450)	(6,118,692)

Subtotal	(6,578,894)	(7,499,699)

Financial results, net	(5,229,461)	(6,147,097)

Other (expense) income, net (Note 3.l)	(817,794)	1,617,382

Income before taxes	6,149,660	(628,306)

Income tax (Note 11)	(3,685,285)	(3,252,164)

Net income (loss)	2,464,375	(3,880,470)

Net basic earnings per share (Note 10)	0.00321	(0.0055)

Net diluted earnings per share (Note 10)	0.00252	0.0010

The accompanying notes and schedules are an integral part of these unaudited financial statements.

  Saúl Zang

 Vicepresident

  acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

Items	Shareholders’ contributions				Appraisal revaluation Ps.	Legal reserve (Note 15) Ps.	Accumulated retained earnings Ps.	Total as of September 30, 2004 Ps.	Total as of September 30, 2003 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	72,768,225	84,620,909	522,805,043	680,194,177	3,952,571	8,050,591	78,176,359	770,373,698	759,250,907
Issuance of common stock	5,130,154	—	—	5,130,154	—	—	—	5,130,154	103,432
Net income (loss) for the period	—	—	—	—	—	—	2,464,375	2,464,375	(3,880,470)

Balances as of September 30, 2004	77,898,379	84,620,909	522,805,043	685,324,331	3,952,571	8,050,591	80,640,734	777,968,227	—

Balances as of September 30, 2003	70,586,406	84,620,909	522,805,043	678,012,358	3,952,571	4,401,179	69,107,761	—	755,473,869

The accompanying notes and schedules are an integral part of these unaudited financial statements.

  Saúl Zang

 Vicepresident

  acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 (Notes 1 and 2) Ps.	30.09.03 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	33,893,584	17,765,880

Cash and cash equivalents at the end of the period	14,412,441	24,267,435

Net (decrease) increase in cash and cash equivalents	(19,481,143)	6,501,555

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	2,464,375	(3,880,470)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
• Financial results	700,631	1,163,393
• Amortization of deferred financing costs	244,718	200,959
• Amortization of impairment of fixed assets	(49,683)	(405,681)
• Amortization of impairment of intangible assets	(822)	(22,458)
• Depreciation of fixed assets	7,735,613	7,940,085
• Amortization of intangible assets	12,363	268,302
• Provision for contingencies	61,719	21,041
• Loss on early redemption of debt	87,137	—
• Net (income) loss in equity investments	(2,033,126)	1,883,559
• Recovery of allowance for doubtful accounts	(133,552)	(1,563,808)
• Tax on personal assets of shareholders	963,388	—
• Income tax	3,685,285	3,252,164
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• (Increase) decrease in accounts receivable	(3,082,085)	2,784,951
• Increase in other receivables and prepaid expenses	(3,278,725)	(1,341,903)
• Increase in intangible assets	(695,503)	(115,343)
• Decrease (increase) in inventory	48,671	(8,999)
• Decrease in trade accounts payable	(578,754)	(129,302)
• Increase in customer advances	4,703,551	134,024
• Decrease in salaries and social security payable	(995,547)	(1,023,705)
• Increase in taxes payable	357,204	210,562
• Decrease in other liabilities	(105,855)	(165,075)
• Decrease in provisions	(131,276)	(15,720)
• Decrease in related parties	(415,745)	(545,111)
• Decrease in accrued interest	(2,002,219)	(1,536,632)

Net cash provided by operating activities	7,561,763	7,104,833

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(12,099,890)	(558,170)
• Acquisition of inventory	(240)	(1,237)
• Increase in investments	(35,000)	(43,871)
• Collection of loans granted to related parties	1,300,000	—
• Dividends collected	351,461	—
• Advance payment for the purchase of shares	(5,195,768)	—

Net cash used in investing activities	(15,679,437)	(603,278)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(11,363,469)	—

Net cash used in financing activities	(11,363,469)	—

Net (decrease) increase in cash and cash equivalents	(19,481,143)	6,501,555

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

  Saúl Zang

 Vicepresident

  acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2004 and 2003 and ended September 30, 2004 and 2003

	30.09.04 Ps.	30.09.03 Ps.
Additional information
Cash paid during the periods for:
– Interest	7,805,003	7,427,660
Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	5,130,154	103,432
– Offsetting of related parties debts and credits	887,403	—

  Saúl Zang

 Vicepresident

  acting as president

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods

ended September 30, 2004 and 2003

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

The financial statements for the three-month periods ended September 30, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The result for the period ended September 30, 2004 does not necessarily reflect proportionality the Company’s results for the complete fiscal year.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Technical Resolutions

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18: “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively. The Technical Pronouncements and subsequent amendments took effect for the year ended on June 30, 2003, except for Technical Pronouncement No. 20, which became effective on July 1, 2003.

The National Securities Commission, through Resolution 434/03, adopted the Technical Resolutions referred to with certain exceptions and modifications, which apply to fiscal years commencing on January 1, 2003, admiting early application.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21 “Proportional equity value consolidation of financial statements - information to be disclosed referred to related parties” through MD Resolution No. 5/2003. The mentioned Technical Pronouncement and amendments thereto took effect for the Company for the year ended June 30, 2004. Furthermore the National Securities Commission has adopted that regulation, incorporating certain changes and establishing that it is applicable to years commenced as from April 1, 2004, admitting early application.

2. Recognition of the effects of inflation

The financial statements have been prepared in argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

3. Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

4.	Use of estimates

The preparation of these unaudited financial statements requires that management makes estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the periods. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A.. E-commerce Latina S.A. owns Altocity.Com.S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com S.A. under the equity method of accounting.

For the three-month periods ended September 30, 2004 and 2003, revenues from Altocity.Com S.A. totaled Ps. 0.4 million and Ps. 0.4 million, and net losses totaled of Ps. 0.3 million and Ps. 0.4 million, respectively.

5.4.	Corporate, commercial and economic information and training services

The Company holds 89.2747% of the shares of Alto Research and Development S.A. (formerly Alto Invest S.A.). This Company originally provided information services and performed on-line and off-line transactions on the financial market. On May 31, 2001, the web page ceased to provide those services and to maintain off-line operations, as economies of scale were insufficient. During the year ended June 30, 2004, the Shareholders’ Meeting of Alto Research and Development S.A. (formerly Alto Invest S.A.) resolved to widen the corporate purpose of the Company. Within its new activities, the Company has begun to provide corporate, commercial and economic training services in general, with special emphasis on the shopping center environment. These services have been provided since April 2004 through various media, such as: courses, congresses, seminar and other methods of broadcasting.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

6.	Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at period-end.

See the breakdown of current investments in Schedule D.

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period / year.

7.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation as mentioned in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5.2. has been valued at its acquisition cost, adjusted for inflation as mentioned in Note 2.2.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza” and a housing-building complex on the land located near Rosario Shopping Center.

8.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to September 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity.

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.2., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

9.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

10.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.2., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A. The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. See Schedule C.

Amortization is shown in Note 6 and in “Net income (loss) in equity investments” in the Statements of Income.

11.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period-end.

13.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

15.	Other receivables and liabilities

•	Asset tax has been valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

•	The remaining sundry receivables and payables have been valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

16.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

17.	Allowances and provisions

•	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the period are shown in Schedule E.

•	For impairment of inventories, fixed assets, intangible assets and non-current investments in other companies: the Company has estimated the recovery values of its shopping centers at June 30, 2004 and 2003 on the basis of their economic use, determined by future discounted cash flow projections and considering the carrying value of the property in the last year. Furthermore, in the case of land reserves and inventories, values for comparable properties have been used.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these unaudited financial statements.

•	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

At the date of issuance of these unaudited financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

18.	Hedging instruments

The Company utilizes certain financial instruments to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

- Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities related to derivative instruments were recognized in the results for the period.

19.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

20.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21.	Shareholders’ equity

As mentioned in Note 2.2., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond. The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.8.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

22.	Results for the periods

Statements of Income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.2.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23.	Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects.

24.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	30.09.04 Ps.	30.06.04 Ps.
Cash in local currency	139,761	126,140
Cash in foreign currency (Schedule G)	828,115	672,315
Banks in local currency	1,227,235	2,674,654
Banks in foreign currency (Schedule G)	8,839,939	20,731,280
Saving accounts	1,280,014	30,010

	12,315,064	24,234,399

b) Accounts receivable, net:

	30.09.04 Ps.	30.06.04 Ps.
Current

Leases and services receivable	6,430,129	6,037,786
Checks to be deposited	8,189,853	6,250,373
Debtors under legal proceedings	17,358,141	18,506,100
Pass-through expenses receivable	2,403,592	2,166,399
Notes receivable	664,557	443,886
Mortgage receivable	334,639	206,092
Credit card receivables	12	276
Less:
Allowance for doubtful accounts (Schedule E)	(21,692,941)	(23,133,943)

Total	13,687,982	10,476,969

Non-current
Mortgage receivable	965,240	960,616

Total	965,240	960,616

	14,653,222	11,437,585

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	30.09.04 Ps.	30.06.04 Ps.
Current
Interest rate swap receivable (ii) (Schedule G)	14,103,624	13,572,363
Related parties (Note 5)	10,393,750	11,064,094
Income tax, net	1,711,981	1,823,627
Prepaid expenses	1,097,197	1,183,076
Prepaid services	704,680	1,347,924
Dividends receivable (Note 5)	665,976	1,017,437
Shareholders’ receivable	—	963,388
Guarantee deposits (i)	1,156,519	341,943
Other tax credits	382,439	297,920
Prepaid gross sales tax	316,318	262,914
Interest receivable for swap guarantees of interest rates (Schedule G)	378,011	243,367
Prepaid property tax	74,730	150,139
Other	476,978	636,131

Total	31,462,203	32,904,323

(i)	Includes deposits which are restricted (see Note 7.a.)
(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 45.26 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9).

Non-current
Asset tax credits	21,855,652	24,052,451
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	412,877	329,443
Other	18,631	18,631
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	22,287,160	24,400,525

	53,749,363	57,304,848

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	30.09.04 Ps.	30.06.04 Ps.
Current
Torres de Abasto	539,587	555,153
Resale merchandise	61,400	61,400
Other	53,958	87,063

Total	654,945	703,616

Non-current
Alcorta Plaza	18,568,245	18,568,005
Torres Rosario	15,414,281	15,414,281
Air space Supermercado Coto - Agüero 616	10,442,000	10,442,000

Total	44,424,526	44,424,286

	45,079,471	45,127,902

e)	Trade accounts payable:

	30.09.04 Ps.	30.06.04 Ps.
Current
Suppliers	6,034,714	5,967,876
Accruals	2,586,704	3,040,033
Imports payable (Schedule G)	1,020,954	1,008,361

Total	9,642,372	10,016,270

Non-current
Imports payable (Schedule G)	2,660,105	2,864,961

Total	2,660,105	2,864,961

	12,302,477	12,881,231

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	30.09.04 Ps.	30.06.04 Ps.
Short-term debt
Seller financing (i)	5,195,746	5,115,175
Accrued interest for seller financing (i)	690,462	665,990
Notes and Senior Notes (ii)	48,400,000	59,609,666
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Note 5 and Schedule G)	6,281,560	8,420,308
Deferred financing costs (iii)	(365,744)	(651,955)

Total	60,202,024	73,159,184

Long-term debt
Unsecured convertible Notes (ii) (Note 5 and Schedule G)	141,089,988	145,135,483
Deferred financing costs (iii)	(112,101)	(70,608)

Total	140,977,887	145,064,875

	201,179,911	218,224,059

(i)	Includes Ps. 3,265,010 par value related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999 and Ps. 1,930,736 related to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of September 30, 2004 the six-month LIBOR was 2.196%.
(ii)	Includes:
a)	Ps. 48.4 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year. On October 7, 2004 the Company settled semiannually interest accrued at the end of the period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	The amount of Ps. 141.09 million corresponding to the issuance of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Unsecured Convertible Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30.864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. Unsecured convertible notes bear interest at an annual rate of 10% payable half-yearly and mature on July 19, 2006.

On July 19, 2004 the Company settled interest accrued during the semester.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issuance of Notes and Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate ranges between 20 and 25% per annum. Amortization for the period totaled Ps. 244,718.

On August 6, 2004, the Company redeemed Senior Notes for the amount of Ps. 6,666,667(face value), guaranteed by the Company and originally issued for a total amount of US$ 40,000,000. This redemption totally settled this issue.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

g)	Salaries and social security payable:

	30.09.04 Ps.	30.06.04 Ps.
Provision for vacation and bonuses	1,414,310	2,359,298
Social security payable	527,836	478,404
Other	82,400	182,391

	2,024,546	3,020,093

h)	Taxes payable:

	30.09.04 Ps.	30.06.04 Ps.
Current
Asset tax payable, net	1,178,986	1,567,801
VAT payable, net	1,085,687	791,337
Income tax	—	311,424
Gross sales tax provision	366,818	300,491
Gross sales tax withholdings	189,650	212,423
Other tax withholdings	706,973	278,044
Tax amnesty plan for gross sales tax payable	142,041	138,892
Other taxes	12,750	—

	3,682,905	3,600,412

Non-current
Deferred income tax (Note 11)	7,635,911	7,316,998
Tax amnesty plan for gross sales tax payable	1,946,282	1,982,996

Total	9,582,193	9,299,994

	13,265,098	12,900,406

i)	Customer advances:

	30.09.04 Ps.	30.06.04 Ps.
Current
Admission rights (i)	9,194,115	7,669,220
Lease advances (ii)	6,698,188	5,565,543
Guarantee deposits	47,802	47,802

Total	15,940,105	13,282,565

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

	30.09.04 Ps.	30.06.04 Ps.
Non-current
Admission rights (i)	16,191,856	13,820,786
Lease advances (ii)	9,696,816	10,019,463
Guarantee deposits	53,964	56,376

Total	25,942,636	23,896,625

	41,882,741	37,179,190

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping centers tenants.
(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 7,073,086 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of September 30, 2004 the six-month LIBOR was 2.196%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j)	Other liabilities:

	30.09.04 Ps.	30.06.04 Ps.
Current
Donations payable	1,450,000	1,500,000
Accrual for directors fees, net (Note 5)	1,916,171	1,916,171
Contributed leasehold improvements (i)	212,220	212,220
Withholdings and guarantee deposits	38,036	—
Other	382,431	423,266

Total	3,998,858	4,051,657

Non-current
Contributed leasehold improvements (i)	636,635	689,691
Directors’ guarantee deposits	12,000	12,000

Total	648,635	701,691

	4,647,493	4,753,348

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the three-month periods ended September 30, 2004 and 2003.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

k)	Provisions:

	30.09.04 Ps.	30.06.04 Ps.
Current
Provision for contingencies (i) (Schedule E)	5,740,717	5,995,698

Total	5,740,717	5,995,698

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other (expense) income, net:

	30.09.04 Ps.	30.09.03 Ps.
Recovery of allowance for doubtful accounts	133,552	1,563,808
Provision for contingencies, net	(61,719)	(21,041)
Tax on personal assets of shareholders	(963,388)	—
Donations	(2,728)	—
Other	76,489	74,615

	(817,794)	1,617,382

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of September 30, 2004, the capital stock consisted of 778,983,793 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	7,898,379	(*)		Pending

	77,898,379

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

			Income (expense) included in the statement of income for the three-month period ended		Balance receivable (payable) as of
Company	Relation	Description of transaction/caption	30.09.2004 Ps.	30.09.2003 Ps.	30.09.2004 Ps.	30.06.2004 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,138,054)	(2,614,945)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	27,285	88,435
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest with related parties	(74,396)	(110,588)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,769,622)	(4,185,855)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(88,481,082)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(2,951,551)	(5,650,501)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(21,663)	(17,605)	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt	—	—	(182,524)	(409,370)
Goldman Sachs and Co.	Shareholder	Long-term debt	—	—	(9,126,182)	(9,055,719)
Goldman Sachs and Co.	Shareholder	Interest and exchange differences	(304,431)	(582,808)	—	—
Parque Arauco S.A.	Shareholder	Interest with related parties	(37,660)	(21,478)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(1,058,322)	(1,020,662)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(862,556)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(43,127,814)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(1,438,657)	(2,754,191)	—	—
Tarshop S.A.	Subsidiary	Leases	64,215	60,141	—	—
Tarshop S.A.	Subsidiary	Interest income	325,849	396,986	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	8,374,614	9,343,998
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	356,459	222,004
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	—	(8,799)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees - Leases and services	36,000	36,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	—	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest with related parties	(265)	(33,800)	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	30,000	30,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	316,805	161,670
Fibesa S.A.	Subsidiary	Interest income	3,919	—	—	—
Fibesa S.A.	Subsidiary	Interest with related parties	—	(58,982)	—	—
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	590,976	590,976
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	15,171	14,986
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	1,500	1,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	91,407	55,922
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(69,220)	(159,822)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	10,500	10,500	—	—
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Current payable with related parties	—	—	(28,224)	(74,361)
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Other current receivables and prepaid expenses	—	—	1,246	4,938
Alto Research and Development (formerly Alto Invest S.A.)	Subsidiary	Interest with related parties	(1,752)	(2,897)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,023,060	929,947
Shopping Alto Palermo S.A.	Subsidiary	Interest with related parties	(152,784)	(82,781)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(5,174,285)	(5,789,803)
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A .	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	44,801	106,553
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(35,280)	(87,359)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(13,840)	(9,352)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	7,790	—	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	4,898	4,898
Nuevas Fronteras S.A.	Related	Current payable with related parties	—	—	(1,902)	(3,492)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(158,426)	(108,540)
Llao – Llao S.A.	Related	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao S.A.	Related	Current payable with related parties	—	—	(6,000)	(6,000)
Red Alternativa S.A.	Related	Other current receivables and prepaid expenses	—	—	—	1,210
Directors	Directors	Other current liabilities	—	—	(1,916,171)	(1,916,171)
Directors	Directors	Short-term debt	—	—	(4,966)	(11,138)
Directors	Directors	Long-term debt	—	—	(248,305)	(246,390)
Directors	Directors	Interest and exchange differences	(8,283)	(15,857)	—	—
Directors and management	Directors and management	Current payable with related parties	—	—	(8,490)	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	113,152	104,681
Shareholders	Shareholders	Other income (expense) net	(963,388)	—	—	—
Shareholders	Shareholders	Other current liabilities	—	—	(20,662)	—
Shareholders	Shareholders	Other current receivables and prepaid expenses	—	—	—	963,388

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME (LOSS) IN EQUITY INVESTMENTS

The breakdown of the net income (loss) in equity investments is the following:

	30.09.04 Ps.	30.09.03 Ps.
Income (loss) in equity investments	2,627,843	(1,292,538)
Amortization of goodwill and higher investment value	(1) (594,717)	(591,021)

	2,033,126	(1,883,559)

(1)	Includes Ps. 224,735 allocated in Schedule E.

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At September 30, 2004, in the other current receivables and prepaid expenses caption, the Company has deposits amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At September 30, 2004, there was Ps. 14.6 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At September 30, 2004 there is a balance of US$ 50 million in the caption other current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c.(ii).

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its overall financing costs. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At September 30, 2004 and 2003, the Company had only one derivative financial instrument outstanding:

Interest rate swap

In order to minimize its financing costs, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As of September 30, 2004 the estimated settlement cost of the swap agreement was of US$ 45.26 million. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of income. During the three-month periods ended September 30, 2004 and 2003, the Company recognized gains of Ps. 1.1 million and Ps. 4.6 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of ordinary shares. The latter has been determined considering the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	30.09.04 Ps.	30.09.03 Ps
Weighted-average outstanding shares	76,766,688	70,539,336
Weighted-average diluted ordinary shares	217,856,675	215,731,160

Below is a reconciliation between net income (loss) for the three-month periods and the result used as basis for calculation of the basic and diluted earnings per share.

	30.09.04 Ps.	30.09.03 Ps
Result for calculation of basic earnings per share	2,464,375	(3,880,470)
Interest	3,577,300	3,646,303
Exchange difference	1,084,658	5,735,204
Income tax	(1,631,685)	(3,283,527)

Result for calculation of diluted earnings per share	5,494,648	2,217,510

Net basic earnings per share	0.00321	(0.00550)
Net diluted earnings per share	0.00252	0.00103

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred assets and liabilities
Cash and banks	(234,609)	234,609	—
Accounts receivables	1,828,326	(504,351)	1,323,975
Other receivables and prepaid expenses	(70,455)	(47,892)	(118,347)
Inventories	(147,061)	(650)	(147,711)
Short-term and long-term debt	(122,491)	(251,253)	(373,744)
Other liabilities	567,723	(60,223)	507,500
Fixed assets	(10,394,036)	418,566	(9,975,470)
Intangible assets	(317,889)	(18,477)	(336,366)
Provisions	1,573,494	(89,242)	1,484,252

Total net deferred liabilities	(7,316,998)	(318,913)	(7,635,911)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

Net liabilities at the end of the period, derived from the information included in the above table, amount to Ps. 7,635,911.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting income (loss) before taxes for the three-month periods ended September 30, 2004 and 2003, respectively:

Items	30.09.2004 Ps.	30.09.2003 Ps.
Income (loss) for the periods (before income tax)	6,149,660	(628,306)
Current income tax rate	35%	35%

Income (loss) for the periods at the tax rate	2,152,381	(219,907)
Permanent differences at the tax rate:
Restatement into constant currency (2)	2,722,096	2,786,875
Amortization of higher investment value	206,152	206,153
Amortization of goodwill	94,098	94,098
Amortization of intangible assets	2,037	39,900
Donations	1,025	6,125
Loss in equity investments	(1,915,277)	(701,642)
Other	422,773	1,040,562

Total income tax charge for the periods	(1) 3,685,285	3,252,164

(1)	Includes Ps. 318,913 related to deferred income tax and Ps. 3,366,372 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At September 30, 2004 holders of Unsecured Convertible Notes in ordinary shares of the Company, exercised their right to convert them for a total of US$ 2.67 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At September 30, 2004 Unsecured Convertible Notes amounted to US$ 47.33 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14: ACQUISITION OF A PARTICIPATION IN MENDOZA PLAZA SHOPPING

On September 29, 2004, the Company entered into a purchase-sale agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I.. As a result of this acquisition, Alto Palermo S.A. will hold 68.8% of the capital stock of that company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza.

Until the date of the above transaction, the Company held a 18.90% participation in the capital stock of Pérez Cuesta S.A.C.I..

The operation was communicated to the National Commission for the Defense of Competition to comply with applicable regulations and, therefore, the transaction and operation taken as a whole is subject to the approval by the commission.

At September 30, 2004 Alto Palermo S.A. made a guarantee deposit on account of payment of the purchase price and for contract performance for Ps. 5,195,768, which was recorded as an advance payment for the purchase of shares under “Non-current investments” (Schedule C).

NOTE 15: SUBSEQUENT EVENTS

•	Shareholders’ Ordinary Meeting

The Shareholders’ Ordinary Meeting held on October 22, 2004 unanimously approved the distribution of cash dividends amounting to Ps. 17,895,663, apropriating the remaining balance of the result for the year ended June 30, 2004 to legal reserve.

•	Inauguration of Alto Rosario Shopping

On November 9, 2004 the Company inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe.

Three stages have been planned for this project: first the inauguration of the shopping center, second the opening of a hypermarket in December 2004, and third the inauguration of a cinema complex and “Children’s Museum” in the first quarter of 2005.

The shopping center will be opened with a 99.1% store occupancy rate.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period ended September 30, 2004

Compared with the year ended June 30, 2004

Schedule A

	Original value				Depreciation						Impairment Ps.	Net carrying value as of September 30, 2004 Ps.	Net carrying value as of June 30, 2004 Ps.
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases and Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	For the period			Decreases Ps.	Accumulated as of end of the period Ps.
						Rate %		Amount Ps. (1)
Properties:
Shopping centers:
- Abasto	251,568,361	23,563	—	251,591,924	48,295,568	(	*)	1,930,402	—	50,225,970	—	201,365,954	203,272,793
- Alto Avellaneda	176,579,716	24,159	—	176,603,875	69,246,369	(	*)	2,201,635	—	71,448,004	—	105,155,871	107,333,347
- Paseo Alcorta	104,821,915	92,643	—	104,914,558	35,818,897	(	*)	973,212	—	36,792,109	—	68,122,449	69,003,018
- Patio Bullrich	158,519,496	59,289	353,880	158,932,665	37,448,583	(	*)	1,670,243	—	39,118,826	—	119,813,839	121,070,913
- Alto Noa	43,012,105	40,000	—	43,052,105	10,201,082	(	*)	496,247	—	10,697,329	(3,173,363)	29,181,413	29,588,587
Caballito plots of land	8,821,673	—	—	8,821,673	—	—		—	—	—	—	8,821,673	8,821,673
Rosario plots of land	25,686,165	—	—	25,686,165	—	—		—	—	—	—	25,686,165	25,686,165
Other	12,152,843	—	—	12,152,843	710,801	(	*)	22,209	—	733,010	(367,343)	11,052,490	11,074,089
Leasehold improvements	3,482,650	6,571	(12,822)	3,476,399	2,784,735	(	*)	37,835	—	2,822,570	—	653,829	697,915
Facilities	1,877,201	13,285	—	1,890,486	676,152	10		44,221	—	720,373	—	1,170,113	1,201,049
Furniture and fixtures	5,095,579	158,291	12,822	5,266,692	3,839,218	10		89,654	—	3,928,872	—	1,337,820	1,256,361
Vehicles	79,729	126,204	—	205,933	79,729	33		6,310	—	86,039	—	119,894	—
Computer equipment	10,277,583	271,972	—	10,549,555	8,863,854	33		183,156	—	9,047,010	—	1,502,545	1,413,729
Software	3,184,778	25,140	—	3,209,918	2,720,981	20		80,489	—	2,801,470	—	408,448	463,797
Work in progress:										—
- Caballito	27,726,483	—	—	27,726,483	—	—		—	—	—	(6,830,711)	20,895,772	20,895,772
- Rosario	24,537,429	11,102,804	—	35,640,233	—	—		—	—	—	(3,488,799)	32,151,434	21,048,630
- Patio Bullrich	607,471	5,481	(353,880)	259,072	—	—		—	—	—	—	259,072	607,471
- Suppliers advances-Rosario	6,929,337	150,488	—	7,079,825	—	—		—	—	—	—	7,079,825	6,929,337
Other	1,572	—	—	1,572	1,572	—		—	—	1,572	—	—	—

Total as of September 30, 2004	864,962,086	12,099,890	—	877,061,976	220,687,541			7,735,613	—	228,423,154	(2) (13,860,216)	634,778,606	—

Total as of June 30, 2004	861,677,811	18,713,278	(3) (15,429,003)	864,962,086	189,712,797	—		31,020,356	(45,612)	220,687,541	(13,909,899)	—	630,364,646

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of period depreciation charges in the statements of income is included in Schedule H., except for Ps. 34,360 which are expensed.
(2)	Net of the amortization of the period of Ps. 49,683. See Schedule E.
(3)	Includes Ps. 30,890 reclassified from intangible assets and Ps. 15,414,281 reclassified to inventory.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period ended September 30, 2004 and 2003

Compared with the year ended June 30, 2004

Schedule B

	Original value					Amortization
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.	Impairment Ps.	Net carrying value as of September 30, 2004 Ps.	Net carrying value as of June 30, 2004 Ps.
								Rate %	Amount Ps. (1)
Trademarks	494,546	—	—	—	494,546	233,778	—	10	12,363	246,141	(20,897)	227,508	239,049
Pre-operating expenses:
- Caballito	1,234,879	37,604	—	—	1,272,483	—	—	—	—	—	(1,052,322)	220,161	182,557
- Rosario Project	841,692	657,899	—	—	1,499,591	—	—	—	—	—	(456,488)	1,043,103	385,204

Total as of September 30, 2004	2,571,117	695,503	—	—	3,266,620	233,778	—		12,363	246,141	(3) (1,529,707)	1,490,772	—

Total as of June 30, 2004	22,511,108	598,651	(20,507,752)	(2)(30,890)	2,571,117	20,358,034	(20,507,752)	—	383,496	233,778	(1,530,529)	—	806,810

(1)	The accounting application of the amortization for the period is set forth in Schedule H.
(2)	Reclassified to fixed assets.
(3)	Net of the amortization of the period of Ps. 822. See Schedule E.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of September 30, 2004 and June 30, 2004

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 30.09.2004 Ps.	Value recorded as of 30.06.2004 Ps.	Issuer´s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	(Loss) income for the period Ps.	Share holders’ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I. –Equity value	1	2,500,000	5,087,190	5,167,031	Real estate investments	Av. Acceso Este 3280 –Mendoza	30.09.04	13,225,000	(422,918)	30,040,314	18.90%
Pérez Cuesta S.A.C.I. – Higher investment value (2)			592,347	596,075
Pérez Cuesta S.A.C.I. – Advance for the purchase of shares			5,195,768	—

Tarshop S.A. – Equity value	1	4,000,000	6,088,772	5,063,224	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	30.09.04	5,000,000	1,281,936	8,160,536	80%
Tarshop S.A. –Irrevocable contributions			439,636	439,636
Tarshop S.A. – Goodwill			908,452	969,014

Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,571,380	14,407,950	Building	Av. Pueyrredón 2501 – Bs. As.	30.09.04	13,265,000	320,449	28,571,332	51%

Shopping Neuquén S.A. - Equity value	1	2,081,706	1,598,556	1,638,798	Development of	Rivadavia 86 3º Floor Of. 9-	30.09.04	2,200,000	(41,687)	6,584,413	94.623%
Shopping Neuquén S.A. - Higher investment value (1)			4,824,670	4,824,670	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			4,818,112	4,783,112

Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs. As.	30.09.04	12,000	134,596	—	99.9917%

Shopping Alto Palermo S.A - Equity value	1	63,233,264	180,729,974	180,679,777	Real estate investment	Moreno 877 22º Floor - Bs. As.	30.09.04	63,233,265	50,195	240,951,327	99.9999%
Shopping Alto Palermo S.A. – Irrevocable contributions			60,221,352	60,221,352	and development

Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value	1	1,667,000	(1,615,021)	(1,567,796)	Corporate, commercial and economic information and training services	25 de Mayo 359 12º Floor–Bs. As.	30.09.04	1,867,271	(52,899)	1,699,161	89.2747%
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions			3,131,942	3,131,942
E-Commerce Latina S.A. - Equity value	1	12,000	(9,711,314)	(9,555,871)	Holding	Florida 537 – 18º Floor Bs. As.	30.09.04	24,000	2,559,190	(310,885)	50%
E-Commerce Latina S.A. – Irrevocable contributions			10,990,910	10,990,910
Fibesa S.A. - Equity value	0.00000001	999,900	4,466,712	2,755,292	Agent	Moreno 877 22º Floor – Bs. As.	30.09.04	0.01	1,711,591	4,467,159	99.99%
Fibesa S.A. – Goodwill			12,199,787	12,730,214

Total			303,650,890	296,386,995

(1)	Includes an impairment of Ps. 2.2 million. See Schedule E.
(2)	Includes an impairment of Ps. 6.7 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of September 30, 2004 and June 30, 2004

Schedule D

Items	Value as of 30.09.2004 Ps.	Value as of 30.06.2004 Ps.
Current
Mutual Funds	2,097,377	9,659,185

Total	2,097,377	9,659,185

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period ended September 30, 2004

Compared with the year ended June 30, 2004

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of September 30, 2004 Ps.		Carrying value as of June 30, 2004 Ps.
Deducted from assets:
Allowance for doubtful accounts	23,133,943		—	(1)	(1,441,002)		21,692,941	23,133,943
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	3,201,579		—		—	(3)	3,201,579	3,201,579
Impairment of fixed assets	13,909,899		—		(49,683)	(2)	13,860,216	13,909,899
Impairment of intangible assets	1,530,529		—		(822)	(4)	1,529,707	1,530,529
Impairment of non-current investments	9,080,510		—	(8)	(224,735)	(5)	8,855,775	9,080,510
Included in liabilities:
Provision for contingencies	5,995,698	(6)	61,719	(7)	(316,700)		5,740,717	5,995,698

Total as of September 30, 2004	59,060,433		61,719		(2,032,942)		57,089,210	—

Total as of June 30, 2004	93,612,222		2,174,327		(36,726,116)		—	59,060,433

(1)	Includes Ps. 133,552 related to recovery of allowance for doubtful accounts allocated in Note 3.l. and Ps. 1,307,450 related to off sets and condonations.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Set forth in Note 3.l.
(7)	Related to payments of the period.
(8)	Set forth in Note 6.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the three-month periods

ended September 30, 2004 and 2003

Schedule F

	30.09.04 Ps.	30.09.03 Ps.
Cost of leases and services
Expenses (Schedule H)	8,616,086	8,491,313

Cost of leases and services	8,616,086	8,491,313

Cost of sales and development properties
Stock as of beginning of years (1)	45,127,902	26,713,532
Purchases of the periods	7,321	10,236
Properties delivered	(7,081)	—
Bonus Project assets delivered	(33,105)	—
Stock as of end of the periods (Note 3.d)	(45,079,471)	(26,723,768)

Cost of sales and development properties	15,566	—

(1)	Includes Ps. 3,201,579 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of September 30, 2004 and June 30, 2004

Schedule G

Items	Class	Amount		Prevailing exchange rate Ps.	Total as of September 30, 2004 Ps.	Total as of June 30, 2004 Ps.
Assets
Current Assets
Cash and banks	US$		3,287,336	2.941	9,668,054	21,403,595
Other receivables and prepaid expenses, net (*)	US$	(1)	4,859,704	2.981	14,481,635	13,815,730

			8,147,040		24,149,689	35,219,325

Total Assets as of September 30, 2004			8,147,040		24,149,689	—

Total Assets as of June 30, 2004			12,006,782		—	35,219,325

Liabilities
Current Liabilities
Trade accounts payable	US$		342,487	2.981	1,020,954	1,008,361
Short-term debt	US$		946,588	2.981	2,821,780	6,560,919

			1,289,075		3,842,734	7,569,280

Non-current Liabilities
Trade accounts payable	US$		892,353	2.981	2,660,105	2,864,961
Long-term debt	US$		47,329,751	2.981	141,089,988	145,135,483

			48,222,104		143,750,093	148,000,444

Total Liabilities as of September 30, 2004			49,511,179		147,592,827	—

Total Liabilities as of June 30, 2004			52,592,875		—	155,569,724

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).
(1)	Includes US$ 128,532 valued at the buyers’ rate of exchange.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the three-month periods

ended September 30, 2004 and 2003

Schedule H

Items	Total as of September 30, 2004 Ps.	Cost of leases and services Ps.	Expenses		Total as of September 30, 2003 Ps.
			Administrative Ps.	Selling Ps.
Depreciation and amortization	7,663,111	7,659,535	3,576	—	7,682,123
Taxes, rates, contributions and services	1,171,708	—	438,384	733,324	925,586
Condominium expenses	452,113	452,113	—	—	401,233
Fees and payments for services	420,519	—	420,519	—	606,301
Parking	462,678	462,678	—	—	434,181
Salaries and bonuses	472,045	—	472,045	—	148,966
Insurance	111,874	—	111,874	—	109,769
Bank charges	50,994	—	50,994	—	44,229
Stationery	4,114	—	4,114	—	50,959
Maintenance and repairs	35,201	18,822	16,379	—	32,593
Control authorities expenses	37,148	—	37,148	—	36,349
Personnel	17,906	—	17,906	—	11,665
Social security contributions	58,074	—	58,074	—	62,229
Rental	42,694	22,884	19,810	—	21,796
Advertising	860	—	—	860	—
Freight and transportation	14,717	—	14,717	—	—
Other	102,872	54	39,251	63,567	39,141

Total as of September 30, 2004	11,118,628	8,616,086	1,704,791	797,751	—

Total as of September 30, 2003	—	8,491,313	1,485,166	630,641	10,607,120

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of September 30, 2004 and June 30, 2004

Schedule I

	30.09.04								30.06.04
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4) (9)	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	369,828	—	—	—	—	7,635,911	—	—	2,558,930	—	—	—	111,512	7,316,999

Past due	—	898,460	—	6,845,041	—	—	—	—	—	189,422	—	5,434,118	—	—	—	—

To mature
In three months	2,097,377	8,872,310	15,463,873	2,026,032	4,072,357	—	1,563,129	6,864,581	9,659,185	8,172,666	3,881,889	3,688,064	3,368,828	—	9,883,135	3,829,937
Between 3 and 9 months	—	2,006,048	14,765,174	281,167	3,964,982	2,817,953	—	854,893	—	1,359,913	3,013,345	419,881	3,288,645	—	—	5,799,174
Between 6 and 9 months	—	860,491	283,539	201,317	3,975,284	57,384,071	—	88,159	—	376,385	23,358,260	274,443	3,288,645	23,607,487	—	954,098
Between 9 and 12 months	—	1,050,673	579,789	288,815	3,927,482	—	7,240,426	1,898,676	—	378,583	91,899	199,764	3,336,447	49,551,697	—	88,953

Between 1 and 2 years	—	965,240	4,286,784	1,005,173	8,890,529	140,977,887	—	346,480	—	109,962	6,458,029	948,355	7,285,705	145,064,875	—	364,155
Between 2 and 3 years	—	—	7,583,261	955,729	5,298,763	—	—	346,480	—	116,738	7,555,821	948,355	4,233,871	—	—	378,406
Between 3 and 4 years	—	—	7,826,109	699,203	3,295,372	—	—	346,456	—	115,077	7,799,973	948,355	2,288,681	—	—	393,994
In greater than 4 years	—	—	2,591,006	—	8,457,972	—	—	1,555,501	—	618,839	2,586,702	19,896	10,088,368	—	—	1,548,131

Total to mature	2,097,377	13,754,762	53,379,535	5,457,436	41,882,741	201,179,911	8,803,555	12,301,226	9,659,185	11,248,163	54,745,918	7,447,113	37,179,190	218,224,059	9,883,135	13,356,848

Total with fixed term	2,097,377	14,653,222	53,379,535	12,302,477	41,882,741	201,179,911	8,803,555	12,301,226	9,659,185	11,437,585	54,745,918	12,881,231	37,179,190	218,224,059	9,883,135	13,356,848

Total	2,097,377	14,653,222	53,749,363	12,302,477	41,882,741	201,179,911	8,803,555	19,937,137	9,659,185	11,437,585	57,304,848	12,881,231	37,179,190	218,224,059	9,994,647	20,673,847

(1)	Does not accrue interest, except for Ps. 1,299,879 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 8,374,464 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 8,293,086 that accrue interest at a variable market rate.
(6)	Includes Ps. 3,681,059 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 5,174,285 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 2,088,324 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2004

1.	Brief comments on the Company´s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 10, 2004 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its results for the first quarter of fiscal year 2005 ended September 30, 2004.

Net Income for the three-month period was Ps. 2.5 million, compared to the Ps. 3.9 million loss recorded in the same period of the previous year. The results for the first quarter of fiscal year 2004 were adversely affected by the depreciation of the local currency against the U.S. dollar, which went from Ps.2.80 per US$ 1.00 to Ps.2.915 per US$ 1.00, generating negative exchange rate differences of Ps. 5.2 million mainly on our dollar denominated debt then outstanding. Results for the first quarter of fiscal year 2005 reflect the higher net revenues recorded by the Company.

Total revenues as of September 30, 2004 were Ps.45.4 million, 45.6% higher than for the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to adjust renewed leases and increase basic rental charges to our lessees, along with the increase in revenues from our subsidiary Tarjeta Shopping.

Gross profit for the period achieved a significant increase of 86.2%, from Ps. 14.3 million in the first quarter of fiscal year 2004 to Ps.26.5 million during the first quarter of fiscal year 2005. Approximately 90% of the Company’s costs are depreciation of fixed assets. Thus, consolidated operating results for the period reported a profit of Ps.17.8 million compared to Ps.8.1 million in the same period of the previous year, an increase of 120.8%.

EBITDA1 (consolidated net income before interest, taxes, depreciation and amortization) for the three-month period totaled Ps.33.0 million, a 34.3% increase as compared to the EBITDA for the same period of the previous year.

Comments on the operations during the quarter

The third quarter of the year seems to turn up as the one to experience the largest growth of 2004, bolstering an annual GDP increase close to 8%. The government’s expansive currency and fiscal policies have spurred activity levels, albeit with a word of warning on the risk of acceleration of domestic prices as aggregate supply reaction is slower than the pace of demand.

During the first half of 2004, lower internal private saving gave way to a strong increase in consumption and investment, a trend that keeps gaining foothold towards the second half of the year. Higher peso-denominated lending to the private sector, which is expected to rise even higher by year end, also adds up to this upsurge. Private sector consumption improved during the quarter, particularly as concerns sales in supermarkets and shopping centers, reverting the downward trend of consumer confidence rates.

1 EBITDA represents net income plus accrued interest charges, income tax, depreciation and amortization charges, net loss in equity investments, minority interest and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income. EBITDA is not regarded as a generally accepted accounting measure and should not be used as an indicator of financial or operating performance.

ALTO PALERMO S.A. (APSA)

Also in this period there was a substantial reduction in capital outflows, which also contributed to the increase in activity levels. This trend might be further boosted by a successful sovereign debt restructuring.

From a fiscal standpoint, the lower consolidated primary surplus estimated for the second half of the year implies a release of resources from the public to the private sector, which could be another factor to encourage economic growth.

The fourth quarter of 2004 could also show a satisfactory performance, with a growth bottom line of around 1% and a cumulative annual growth in activity levels of around 8%.

In this context, our tenants continued to increase their sales, reaching Ps. 377.2 million in the three-month period ended September 30, 2004, a 31% nominal increase from those in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have increased occupancy to 99.1%, even surpassing pre-crisis figures. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

ALTO PALERMO S.A. (APSA)

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, increasing the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

Moreover, the allowance for doubtful accounts charge was zero during the quarter, and there was a Ps. 0.6 million recovery of charges previously recorded.

Related Companies

Tarjeta Shopping

Tarshop S.A. is a credit card company in which we hold an 80% interest.

The favorable context and successful performance of our credit card business unit caused Tarshop S.A. to record an income of Ps.1.3 million for the first quarter of fiscal year 2005, a 171% increase compared to an income of Ps.0.5 million recorded in the same period of the previous year.

Net revenues had a significant increase of 71%, from Ps.6.5 million during the first quarter of fiscal year 2004 to Ps.11.2 million during this quarter. In addition, operating results increased 20% to Ps.1.0 million.

The credit portfolio including securitized coupons as of September 30, 2004 was Ps.106.0 million, 102% higher than the Ps.52.5 million portfolio as of September 30, 2003.

In the area of collections, short-term delinquency at September 30, 2004 continued its steady downward trend, reaching figures even lower than before the crisis. Three-month arrears was as low as 1.8% as of September 30, 2004.

ALTO PALERMO S.A. (APSA)

Other Significant Events

Increase in interest in Mendoza Plaza Shopping

On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping center in the City of Mendoza. Through this purchase our equity interest will increase to 68.8%.

The shopping center has 37,152 square meters of gross leaseable area, 140 retail stores, sales per square meter of US$ 135 and an occupancy rate of 97%.

Notice of the transaction was given to the Antitrust Authorities. The transaction and the agreement are conditioned to the consent to be granted by such agency. After its approval, Mendoza Plaza Shopping will be the ninth shopping center managed by the Company.

Opening of Alto Rosario Shopping

On Tuesday, November 9, 2004 we successfully opened Alto Rosario Shopping, with 99.1% of the units already leased.

The project involves three stages. The first stage is the construction of the mall, which features 123 retail stores, 40 stands with the best and most diverse offerings in the market and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area. The second stage will involve the opening of the Coto hypermarket, which is expected to occur in December 2004, and the third one includes the extension of the mall, the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, expected to open during the first quarter of 2005.

The shopping center offers diversified proposals according to the needs of the public, top-quality entertainment areas, first-line services and spaces. As in our other shopping centers, we will seek customer identification with our product.

ALTO PALERMO S.A. (APSA)

The first stage required an investment of approximately Ps. 55 million, that was fully financed with internally generated funds.

Financial debt

In connection with the Ps. 120 million Convertible Notes due January 2005, after year-end, on August 6, 2004 APSA and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 13,750,000 Convertible Notes of $ 1 par value maturing in January 2005. This transaction has allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. Retirement resulted in savings of Ps. 1.3 million and implied a disbursement of Ps. 10.1 million by Alto Palermo S.A. and Ps. 10.7 million by Shopping Alto Palermo.

As concerns the Ps. 85 million 14.875% Convertible Notes due April 2005, during the month of August APSA repurchased Ps. 1.2 million, resulting in an outstanding principal amount of Ps. 48.4 million.

During this quarter the holders of our Convertible Notes exercised their conversion rights. A total of 1,735,659 units of US$ 1 par value each was converted, giving rise to a reduction in debt for an identical amount, while 51,301,534 common shares of Ps. 0.1 each were delivered in this regard.

Conversion amounts include conversions made by IRSA and Parque Arauco, our principal shareholders, for a total of 1.7 million units, in line with their strategy of maintaining their interest in the Company, following dilution of their holding as a consequence of the conversions made by third parties.

Therefore, the amount of outstanding convertible bonds was reduced to US$ 47,329,751 while the number of shares of stock is now 778,983,793 and the corporate stock capital amounts to 77,898,379.

ALTO PALERMO S.A. (APSA)

Improvement in the risk rating of our structured debt

In October 2004, Fitch Argentina Calificadora de Riesgo S.A. further upgraded our Ps. 85 million Notes to raBBB+. In this opportunity, the upgrading was based on “the cash flow generation capacity shown by the growth of its performance indicators, along with a conservative capital structure”, as some of the reasons explained by the rating agency in its report.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A. confirmed Alto Palermo S.A.’s common shares in Category 2.

Distribution of Dividends

On October 22, 2004, the General Ordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the distribution of Ps. 17.9 million as cash dividends (Ps.0.22964 per share of Ps.1.00 par value or Ps. 0.9186 per ADR) which will be made available as from November 17, 2004.

Commercial Strategy

In the second quarter of fiscal year 2005 we plan to continue offering our wide variety of commercial proposals in accordance with our consumers’ needs.

In connection with the Rosario Project we will work with the aim of meeting the rest of the deadlines set. We are also evaluating new investments in the Shopping Center business.

In connection with Mendoza Plaza Shopping, we expect the consent of the Antitrust Authorities to be granted during this quarter. We intend to offer more activities, promotions and entertainment attractions in order to obtain brand recognition and customer identification, as we did in the rest of our shopping centers over the past fiscal years.

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

For the three-month periods ended September 30, 2004 and 2003

(in Argentine pesos)

	September 30, 2004 (Ps.)	September 30, 2003 (Ps.)	Change	Change %
EBITDA(1)	32,978,901	24,557,196	8,421,705	34.3%
EBITDA per share	0.42	0.35	0.07	20.0%
EBITDA per share - Fully Diluted	0.15	0.12	0.03	25.0%
Financial Debt(2)	212,506,454	245,173,423	-32.666.969	-13.3%
Shares Outstanding (Ps.1 p.v.)	77,898,379	70,586,406	7,311,973	10.4%

Shares Outstanding Fully Diluted	218,988,366	215,721,888	3,266,478	1.5%
Price per Share (Ps.1 p.v.)	3.85	2.65	1.20	45.3%
Market Capitalization	299,908,759	187,053,976	112,854,783	60.3%
Market Capitalization Fully Diluted	843,105,209	571,663,003	271,442,206	47.5%
Enterprise Value(3)	464,132,078	380,871,353	83,260,725	21.9%
Enterprise value Fully Diluted	866,238,540	620,288,556	245,949,984	39.7%
Financial Debt / Enterprise Value	0.46	0.56	-0.10	-17.9%
FFO(4)	17,844,848	10,065,968	7,778,883	77.3%
FFO per share	0.23	0.14	0.09	64.3%
Net Income (loss) for the periods	2,464,375	-3,880,470	6,344,845	-163.5%

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges, net loss in equity investments, minority interest and all items that do not imply movements of funds, any extraordinary or non-recurring loss or income. EBITDA is not regarded as a generally accepted accounting measure and should not be used as an indicator of financial or operating performance.
(2)	Financial debt (net of accrued interests) plus loans with shareholders Art.33 Law 19,550.
(3)	Outstanding shares at their market value plus Financial Debt minus Cash & Banks and Short Term Investments.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

ALTO PALERMO S.A. (APSA)

Principal Consolidated Indicators

For the three-month periods ended September 30, 2004 and 2003

(in Argentine pesos)

Income Statement	September 30, 2004	September 30, 2003	Change
Net Revenues	45,357,730	31,152,044	14,205,686
Leases and Services	34,147,203	24,942,549	9,204,654
Credit card operations	11,199,907	6,209,495	4,990,412
Others	10,620	0	10,620
Cost of Sales	-18,817,742	-16,896,322	-1,921,420
Leases and Services	-14,348,216	-14,499,495	151,279
Credit card operations	-4,453,960	-2,396,827	-2,057,133
Others	-15,566	0	-15,566
Gross Profit	26,539,988	14,255,722	12,284,266
Selling expenses	-4,348,265	-1,779,867	-2,568,398
Administrative expenses	-4,978,542	-4,067,934	-910,608
Net income (loss) in credit card trust	609,495	-336,067	945,562
Operating Income	17,822,676	8,071,854	9,750,822
Net loss in equity investments	-239,014	-181,179	-57,835
Amortization of goodwill	-1,206,699	-1,206,831	132
Financial results, net	-5,874,247	-7,099,377	1,225,130
Other (expense) income - net	-380,358	1,677,794	-2,058,152
Income before taxes and minority interests	10,122,358	1,262,261	8,860,097
Income tax	-7,245,465	-5,197,192	-2,048,273
Minority interest	-412,518	54,461	-466,979
Net Income (Loss) for the periods	2,464,375	-3,880,470	6,344,845

Balance Sheet Summary	September 30, 2004	September 30, 2003	Change
Current assets	110,435,246	82,260,420	28,174,826
Non Current assets	1,022,970,582	1,021,136,836	1,833,746
Total assets	1,133,405,828	1,103,397,256	30,008,572
Current liabilities	153,594,162	74,855,934	78,738,228
Non-current liabilities	186,043,239	258,361,370	-72,318,131
Total liabilities	339,637,401	333,217,304	6,420,097
Minority interest	15,800,200	14,706,083	1,094,117
Shareholders’ equity	777,968,227	755,473,869	22,494,358

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	30.09.2004 Ps.	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.
Current assets	110,435,246	82,260,420	69,009,869	255,460,797
Non-current assets	1,022,970,582	1,021,136,836	1,065,535,023	1,222,239,178

Total	1,133,405,828	1,103,397,256	1,134,544,892	1,477,699,975

Current liabilities	153,594,162	74,855,934	67,981,963	299,198,797
Non-current liabilities	186,043,239	258,361,370	354,454,577	451,097,719

Subtotal	339,637,401	333,217,304	422,436,540	750,296,516

Minority interest	15,800,200	14,706,083	15,349,908	21,957,349
Shareholders’ equity	777,968,227	755,473,869	696,758,444	705,446,110

Total	1,133,405,828	1,103,397,256	1,134,544,892	1,477,699,975

3.	Consolidated income (loss) structure as compared with the same period of the three previous years.

	30.09.2004 Ps.	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.
Operating income	17,822,676	8,071,854	(1,988,536)	18,878,080
Net loss in equity investments	(239,014)	(181,179)	(960,759)	(637,663)
Amortization of goodwill	(1,206,699)	(1,206,831)	(1,206,757)	(591,022)
Financial results, net	(5,874,247)	(7,099,377)	27,816,992	(35,491,554)
Other (expense) income, net	(380,358)	1,677,794	10,138,722	377,299
Income tax	(7,245,465)	(5,197,192)	(19,551,536)	(750,903)
Minority interest	(412,518)	54,461	1,094,558	403,093

Net income (loss)	2,464,375	(3,880,470)	15,342,684	(17,812,670)

4.	Statistical data as compared with the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	30.09.2004 Ps.	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.
Liquidity
Current assets	110,435,246	82,260,420	69,009,869	255,460,797

Current liabilities	153,594,162	74,855,934	67,981,963	299,198,797

Ratio	0.72	1.10	1.02	0.85

Indebtedness
Total liabilities	339,637,401	333,217,304	422,436,540	750,296,516

Shareholders’ equity	777,968,227	755,473,869	696,758,444	705,446,110

Ratio	0.44	0.44	0.61	1.06

Solvency
Shareholders’ equity	777,968,227	755,473,869	696,758,444	705,446,110

Total liabilities	339,637,401	333,217,304	422,436,540	750,296,516

Ratio	2.29	2.27	1.65	0.94

Freezen capital
Non current assets	1,022,970,582	1,021,136,836	1,065,535,023	1,222,239,178

Total assets	1,133,405,828	1,103,397,256	1,134,544,892	1,477,699,975

Ratio	0.90	0.93	0.94	0.83

Profiability

Net income (loss) of the period	2,464,375	(3,880,470)	15,342,684	(17,182,670)

Average shareholders’ equity	772,938,775	759,302,623	681,415,760	722,926,728

Ratio	0.003	(0.005)	0.023	(0.024)

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2004

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

None.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	30.09.04 Ps.	30.06.04 Ps	31.03.04 Ps.	31.12.03 Ps.	Total Ps.
Accounts receivable, net	34,444	22,670	18,396	822,950	898,460

b) Past due payable:

	30.09.04 Ps.	30.06.04 Ps	31.03.04 Ps.	31.12.03 Ps.	Total Ps.
Trade accounts payable	421,307	856,601	1,762,518	3,804,615	6,845,041

c) Receivables and liabilities with no fixed term:

30.09.04 Ps.
Other receivables and prepaid expenses	369,828
Other liabilities	7,635,911

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	31.12.04 Ps.	31.03.05 Ps.	30.06.05 Ps.	30.09.05 Ps.	Total Ps.
Accounts receivable, net	8,872,310	2,006,048	860,491	1,050,673	12,789,522
Other	15,463,873	14,765,174	283,539	579,789	31,092,375

e)	Non-current receivables to mature:

	30.09.06 Ps.	30.09.07 Ps.	30.09.08 Ps.	30.09.09 Ps.	Total Ps.
Accounts receivable, net	965,240	—	—	—	965,240
Other	4,286,784	7,583,261	7,826,109	2,591,006	22,287,160

f)	Current liabilities to mature:

	31.12.04 Ps.	31.03.05 Ps.	30.06.05 Ps.	30.09.05 Ps.	Total Ps.
Trade accounts payable	2,026,032	281,167	201,317	288,815	2,797,331
Customer advances	4,072,357	3,964,982	3,975,284	3,927,482	15,940,105
Short-term debt	—	2,817,953	57,384,071	—	60,202,024
Related parties	1,563,129	—	—	7,240,426	8,803,555
Salaries and social security payable	900,459	767,512	—	356,575	2,024,546
Taxes payable	3,574,429	34,326	35,104	39,046	3,682,905
Other liabilities	2,389,693	53,055	53,055	1,503,055	3,998,858

g)	Non-current liabilities to mature:

	30.09.06 Ps.	30.09.07 Ps.	30.09.08 Ps.	30.09.09 Ps.	Total Ps.
Trade accounts payable	1,005,173	955,729	699,203	—	2,660,105
Customer advances	8,890,529	5,298,763	3,295,372	8,457,972	25,942,636
Long-term debt	140,977,887	—	—	—	140,977,887
Taxes payable	134,260	134,260	134,259	1,543,501	1,946,282
Other liabilities	212,220	212,220	212,195	12,000	648,635

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	13,687,982
Non-current
Local currency	(1)	965,240

(1)	Does not accrue interest, except for Ps. 1,299,879 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	16,980,568
Foreign currency	(2)	14,481,635
Non-current
Local currency	(1)	22,287,160

(1)	Does not accrue interest, except for Ps. 8,374,614 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c)	Trade accounts payable:

Current
Local currency	(1)	8,621,418
Foreign currency	(2)	1,020,954
Non-current
Foreign currency	(2)	2,660,105

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	(1)	15,940,105
Non-current
Local currency	(1)	25,942,636

(1)	Does not accrue interest, except for Ps. 8,293,086 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	57,380,244
Foreign currency	(1)	2,821,780
Long-term debt
Local currency	(1)	(112,101)
Foreign currency	(1)	141,089,988

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1	) 2,024,546

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	3,682,905
Non Current
Local currency	(1)	9,582,193

(1)	Does not accrue interest, except for Ps. 2,088,324 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

Ps.
Current
Local currency	(1) 8,803,555

(1)	Does not accrue interest, except Ps. 5,174,285 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	3,998,858
Non-current
Local currency	(1)	648,635

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. to the unaudited financial statements.

8.	Current values.

See Notes 2.7. and 2.8. to the unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	247,395,338	201,365,954	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	107,574,757	224,522,879	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	86,116,360	68,122,449	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	120,168,500	105,155,871	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	62,490,784	119,813,839	Fire and civil responsibility. Full risk.
Edificio Alto Noa Contents	59,929,914	29,181,413	Fire and civil responsibility. Full risk.
Edificio Buenos Aires Design Contents	61,210,570	19,739,011	Fire and civil responsibility. Full risk.
Work in progress - Rosario building	35,000,000	32,151,434	Full risk, construction and assembly.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

ALTO PALERMO S.A. (APSA)

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

Not applicable.

Autonomous City of Buenos Aires, November 10, 2004.

  Saúl Zang

 Vicepresident

  acting as president

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2004 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2004 and 2003 and the complementary notes 1 to 15 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2004 and 2003, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued our unqualified report on September 6, 2004, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from Company financial statements at June 30, 2004.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 527,836 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2004

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: November 19, 2004